UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR OCTOBER 30, 2001

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - September 30,2000 and 2001
2. Statements  of Income for the nine months  ended September 30, 2000 and 2001
3. Summary Financial Data by Business Segment for the nine months ended September 30, 2000 and 2001
4. Selected Historical Financial and Other Data - 3Q2000, 3Q2001, nine months ended September 30, 2000 and nine months ended September 30, 2001

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           September 30,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                              8,243         5,240

Accounts receivable, net                              12,957        17,903

Revenue-earning vehicles, net                         54,690        66,250

Deferred income and social contribution taxes              -           257

Other                                                 10,774        13,230
                                                      ------       -------
                                                      86,664       102,880
                                                      ------       -------

NONCURRENT ASSETS:

Revenue-earning vehicles, net                         68,564        98,724

Escrow deposits                                          343           565

Deferred income and social contribution taxes          1,405           640
                                                      ------        ------
                                                      70,312        99,929
                                                      ------        ------


PROPERTY AND EQUIPMENT, NET                              168           360
                                                     -------       -------
                                                     157,144       203,169
                                                     =======       =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           September 30,
                                                     -----------------------
                                                       2000           2001
CURRENT LIABILITIES:                                 --------       --------

Short-term debt                                         3,295         10,890

Accounts payable                                        3,048          4,457

Payroll and related charges                             1,856          1,048

Income and social contribution taxes                   11,197         13,823

Taxes, other than on income                               396            396

Advances from customers                                   845            142

Other                                                       -          1,472
                                                       ------         ------
                                                       20,637         32,228
                                                       ------         ------


NONCURRENT LIABILITIES:

Reserve for contingencies                               1,568          2,151

Deferred income and social contribution taxes               -          2,610

Other                                                     357              -
                                                        -----          -----
                                                        1,925          4,761
                                                        -----          -----
SHAREHOLDERS' EQUITY

Capital stock                                         110,134        110,134

Accumulated earnings                                   24,448         56,046
                                                      -------        -------
                                                      134,582        166,180
                                                      -------        -------

Total liabilities and shareholders' equity            157,144        203,169
                                                      =======        =======

                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                      Nine months ended
                                                         September 30,
                                                   -------------------------
                                                      2000           2001
NET REVENUES:                                       --------        -------


Vehicle rental                                        71,166         85,273

Used car sales                                        21,644         35,320
                                                      ------        -------
 Total revenues                                       92,810        120,593
                                                      ------        -------



EXPENSES AND COSTS:

Direct operating                                     (14,197)       (19,982)

Cost of used car sales                               (15,706)       (24,733)

Selling, general and administrative                   (9,324)       (10,144)

Depreciation of vehicles                             (22,583)       (17,771)

Other depreciation and amortization                      (65)           (99)
                                                     -------        -------
                                                     (61,875)       (72,729)
                                                     -------        -------

Operating income                                      30,935         47,864


FINANCIAL EXPENSE, NET                                  (343)           273

OTHER NONOPERATING INCOME, NET                             -              1
                                                      ------         ------

Income before taxes                                   30,592         48,138


INCOME TAXES                                         (10,324)       (16,227)
                                                     -------        -------

Net income                                            20,268         31,911
                                                      ======         ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                               Nine months ended
                                                   September 30,
                                           -------------------------
                                             2000              2001
                                           --------          -------

      NET REVENUES:

      Vehicle Rental                         71,166           85,273

      Used car sales                         21,644           35,230
                                             ------          -------
                                             92,810          120,593
                                             ------          -------


      DEPRECIATION:

      Vehicle Rental                        (22,583)         (17,771)

      Other                                     (65)             (99)
                                             ------           ------
                                            (22,648)         (17,870)
                                             ------           ------


      OPERATING INCOME (LOSS):

      Vehicle Rental                         29,899           43,304

      Used car sales                          4,305            7,623

      Corporate expenses                     (3,204)          (2,964)

      Other depreciation                        (65)             (99)
                                             ------           ------
                                             30,935           47,864
                                             ------           ------


      OPERATING MARGIN:

      Vehicle Rental                           42.0%            50.8%

      Used car sales                           19.9%            21.6%

      Total                                    33.3%            39.7%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
                                                         3 Q 2000    3 Q 2001         2000            2001
                                                         --------    --------     ------------    ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Vehicle Rental                                           25,319      29,847         71,166          85,273
  Used car sales                                            5,978      15,650         21,644          35,320
                                                           ------      ------         ------         -------

Total net revenues                                         31,297      45,497         92,810         120,593


Direct operating costs and expenses:

  Vehicle Rental                                           (4,684)     (7,140)       (14,197)        (19,982)
  Cost of used car sales                                   (4,315)    (11,695)       (15,706)        (24,733)
                                                           ------     -------        -------         -------
Total direct operating costs and expenses                  (8,999)    (18,835)       (29,903)        (44,715)
                                                           ------     -------        -------         -------

Gross profit                                               22,298      26,662         62,907          75,878

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Vehicle Rental                                         (1,906)     (1,798)        (4,487)         (4,216)
    Used car sales                                           (555)     (1,602)        (1,633)         (2,964)
                                                           ------      ------         ------          ------
      Total adverstising, promotion and selling            (2,461)     (3,400)        (6,120)         (7,180)

  General and administrative expenses                        (983)       (944)        (2,968)         (2,764)

  Other                                                      (100)        (65)          (236)           (200)
                                                            -----       -----          -----          ------
Total selling, general, administrative and other expenses  (3,544)     (4,409)        (9,324)        (10,144)

Depreciation expenses:

   Vehicle depreciation expenses                           (8,142)     (3,695)       (22,583)        (17,771)

   Non-Vehicle depreciation and amortization expenses         (22)        (30)           (65)            (99)
                                                           ------      ------        -------         -------
Total depreciation expenses                                (8,164)     (3,725)       (22,648)        (17,870)
                                                           ------      ------        -------         -------

Operating income                                           10,590      18,528         30,935          47,864

Financial Interest:
   Expense                                                   (153)       (616)          (844)         (1,071)
   Income                                                     284         394            451           1,396
   Tax on financial revenues                                  (12)        (14)           (19)            (52)
   Monetary variation and exchange loss                         -           -              5               -
   Monetary variation and exchange gain                         -           -             64               -
                                                           ------      ------           ----            ----
      Financial interest (expense) income, net                119        (236)          (343)            273

Non-Operating income, net                                      -            1              -               1

Income before taxes                                        10,709      18,293         30,592          48,138

Income taxes                                               (3,670)     (6,170)       (10,324)        (16,227)
                                                           ------      ------         ------          ------
Net income                                                  7,039      12,123         20,268          31,911
                                                            =====      ======         ======          ======


                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
STATEMENT OF OPERATIONS DATA                             3 Q 2000    3 Q 2001         2000            2001
                                                         --------    --------     ------------    ------------
OTHER DATA :

EBITDA                                                     18,754      22,253         53,583          65,734

Vehicle Depreciation Expenses                              (8,142)     (3,695)       (22,583)        (17,771)
                                                           ------      ------         ------          ------
Adjusted EBITDA                                            10,612      18,558         31,000          47,963
                                                           ======      ======         ======          ======

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
SELECTED OPERATING DATA:                                 3 Q 2000    3 Q 2001         2000            2001
                                                         --------    --------     ------------    ------------

Fleet at end of period                                      9,790      12,372          9,790           12,372

Average Operating Fleet Age (months)                         12.3        15.0           10.5             15.1

Number of Rental Days                                     849,000   1,005,540      2,413,290        2,879,310

Utilization Rates                                           99.12%      96.80%         98.69%           97.43%

Numbers of Cars Purchased                                     517       1,566          3,087            4,005

Average Purchase Price                                      22.70       18.64          17.06            17.85

Total Investment in Fleet                                11,736.3    29,189.7       52,662.9         71,489.4

Numbers of Cars Sold                                          334       1,171          1,391            2,421

Average Car Price                                           17.53       12.92          15.26            14.13

Depreciation per car                                      3,422.0     1,280.5        3,320.0          2,164.7

Average Annual Revenue per Owned
 Car in Operation.....(R$)                              10,641.59   10,162.59      10,477.91        10,282.70

Average Rental Revenue per Rental
 Car per Day.....(R$)                                       29.82       29.16          29.49            29.32